EXECUTION

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is dated as of the 25th day of August, 2020,

BETWEEN:

NEW PACIFIC METALS CORP., a company existing under the Business Corporations Act (British Columbia)

("New Pacific")

AND:

WHITEHORSE GOLD CORP., a company existing under the Business Corporations Act (British Columbia)

("Whitehorse")

WHEREAS:

A. Whitehorse is a wholly-owned subsidiary of New Pacific which has been incorporated to facilitate and participate in the Arrangement (as defined herein) and which, indirectly through its wholly-owned subsidiary, Tagish Lake (as defined herein), is the owner of the Tagish Lake Gold Project;

B. New Pacific and Whitehorse wish to proceed with a corporate restructuring by way of a statutory arrangement under the BCBCA (as defined herein), pursuant to which New Pacific and Whitehorse will participate in a series of transactions whereby, among other things, New Pacific will distribute Spin-Out Shares (as defined herein) to the holders of New Pacific Existing Shares (as defined herein) such that the holders of New Pacific Existing Shares (other than New Pacific Dissenting Shareholders) will become holders of Spin-Out Shares and Whitehorse will cease to be a subsidiary of New Pacific;

C. New Pacific proposes to convene a meeting of the New Pacific Shareholders to consider an Arrangement pursuant to Part 9, Division 5 of the BCBCA, on the terms and conditions set forth in the Plan of Arrangement attached as Exhibit A hereto; and

D. Each of the parties to this Agreement has agreed to participate in and support the Arrangement.

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby covenant and agree as follows:

ARTICLE 1

DEFINITIONS, INTERPRETATION AND EXHIBIT

1.1 Definitions. In this Agreement including the Recitals, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms will have the following meanings:

(a) "Agreement" means this arrangement agreement, including the exhibits attached hereto as the same may be supplemented or amended from time to time;

(b) "Arrangement" means the arrangement pursuant to the Arrangement Provisions as contemplated by the provisions of this Agreement and the Plan of Arrangement;

(c) "Arrangement Provisions" means Part 9, Division 5 of the BCBCA;

(d) "Arrangement Resolution" means the special resolution of the New Pacific Shareholders to approve the Arrangement, as required by the Interim Order and the BCBCA;

(e) "BCBCA" means the Business Corporations Act, S.B.C. 2002, c. 57, as amended;

(f) "Board of Directors" means the current board of directors of New Pacific;

(g) "Business Day" means a day which is not a Saturday, Sunday or statutory holiday in Vancouver, British Columbia;

(h) "Constating Documents" means the Articles and related Notice of Articles under the BCBCA of New Pacific or Whitehorse, as applicable;

(i) "Court" means the Supreme Court of British Columbia;

(j) "Disinterested New Pacific Shareholders" means the New Pacific Shareholders which are not directly or indirectly (including through an associate or affiliate) participating in the Whitehorse Financing;

(k) "Dissent Procedures" means the rules pertaining to the exercise of Dissent Rights as set forth in Division 2 of Part 8 of the BCBCA and Article 5 of the Plan of Arrangement;

(l) "Dissent Rights" means the rights of a registered New Pacific Shareholder to dissent from the Arrangement Resolution in accordance with the provisions of the BCBCA, as modified by the Interim Order, and to be paid the fair value of the New Pacific Existing Shares in respect of which the holder dissents;

(m) "Effective Date" means the date that the Arrangement becomes effective as agreed to by New Pacific and Whitehorse in accordance with the Final Order;

(n) "Effective Time" means such time on the Effective Date as agreed to by New Pacific and Whitehorse;

(o) "Final Order" means the final order of the Court approving the Arrangement;

(p) "Information Circular" means the management information circular of New Pacific, including all schedules thereto, to be sent to the New Pacific Shareholders in connection with the Meeting, together with any amendments or supplements thereto;

(q) "Interim Order" means the interim order of the Court providing advice and directions in connection with the Meeting and the Arrangement;

(r) "Meeting" means the annual general and special meeting of the New Pacific Shareholders and any adjournment(s) or postponement(s) thereof to be held to, among other things, consider and, if deemed advisable, approve the Arrangement and the Whitehorse Financing;

(s) "New Pacific Class A Shares" means the New Pacific Existing Shares after they have been re-named and re-designated as "Class A common shares without par value" pursuant to Section 3.1(b) of the Plan of Arrangement;

(a) "New Pacific Dissenting Shareholder" means a registered holder of New Pacific Existing Shares who is entitled to and does validly dissent in respect of the Arrangement in strict compliance with the Dissent Procedures, and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights at the Effective Time, but only with respect to the New Pacific Existing Shares in respect of which Dissent Rights are validly exercised by such registered holder;

(t) "New Pacific Existing Shares" means the common shares without par value in the capital of New Pacific, as they exist immediately prior to the Effective Time;

(u) "New Pacific Shareholder" means a registered or beneficial holder of New Pacific Existing Shares or New Pacific Class A Shares, as the context requires;

(v) "New Pacific Shares" means the common shares without par value in the capital of New Pacific, to be created pursuant to Section 3.1(c) of the Plan of Arrangement, and to be issued to the New Pacific Shareholders pursuant to Section 3.1(d)(i) of the Plan of Arrangement;

(w) "New Pacific–Whitehorse Debt" means the interest-bearing indebtedness of Whitehorse owing to New Pacific having a principal amount of $3,000,000, as issued by Whitehorse to New Pacific under the Share Exchange Agreement, plus the interest-bearing debt in the principal amount of $500,000 owing by Whitehorse to New Pacific, and which will be fully repaid and extinguished prior to the Effective Time;

(x) "party" means either New Pacific or Whitehorse and "parties" means, collectively, New Pacific and Whitehorse;

(y) "Person" means and includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, a trustee, executor, administrator or other legal representative and the Crown or any agency or instrumentality thereof;

(z) "Plan of Arrangement" means the plan of arrangement attached to this Agreement as Exhibit A, as the same may be amended from time to time;

(aa) "Registrar" means the Registrar of Companies under the BCBCA;

(bb) "Share Exchange Agreement" means the share exchange agreement dated effective as of February 12, 2020 between New Pacific and Whitehorse, as amended from time to time, providing for, among other things, the acquisition by Whitehorse of all of the issued and outstanding shares of Tagish Lake from New Pacific;

(cc) "Spin-Out Shares" means that number of Whitehorse Shares held by New Pacific immediately prior to Section 3.1(d) of the Plan of Arrangement, to be distributed to the New Pacific Shareholders pursuant to Section 3.1(d)(ii) of the Plan of Arrangement;

(dd) "Tagish Lake" means Tagish Lake Gold Corp., a company existing under the BCBCA which is a wholly-owned subsidiary of Whitehorse;

(ee) "Tagish Lake Gold Project" means the Tagish Lake gold project in the Yukon, Canada, indirectly owned by Whitehorse through Tagish Lake;

(ff) "Tax Act" means the Income Tax Act (Canada), as amended from time to time;

(gg) "TSX" means the Toronto Stock Exchange;

(hh) "TSXV" means the TSX Venture Exchange;

(ii) "U.S. Securities Act" means the United States Securities Act of 1933, as amended;

(jj) "Whitehorse Financing" means the private placement by Whitehorse of Whitehorse Shares to raise net proceeds of at least $6,000,000, or such other amount as the board of directors of Whitehorse may determine, on terms acceptable to Whitehorse, such private placement to be completed prior to the Effective Time;

(kk) "Whitehorse Financing Resolution" means the ordinary resolution of the Disinterested New Pacific Shareholders to approve the Whitehorse Financing; and

(ll) "Whitehorse Shares" means the common shares without par value in the capital of Whitehorse.

1.2 Currency. All amounts of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.3 Interpretation Not Affected by Headings. The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of the provisions of this Agreement. The terms "this Agreement", "hereof", "herein", "hereunder" and similar expressions refer to this Agreement and the exhibits hereto as a whole and not to any particular article, section, subsection, paragraph or subparagraph hereof and include any agreement or instrument supplementary or ancillary hereto.

1.4 Number and Gender. In this Agreement, unless the context otherwise requires, words importing the singular will include the plural and vice versa and words importing the use of either gender will include both genders and neuter and words importing persons will include firms and corporations.

1.5 Date for any Action. In the event that any date on which any action is required to be taken hereunder by New Pacific or Whitehorse is not a Business Day in the place where the action is required to be taken, such action will be required to be taken on the next succeeding day which is a Business Day in such place.

1.6 Meaning. Words and phrases used herein and defined in the BCBCA will have the same meaning herein as in the BCBCA unless otherwise specified or the context otherwise requires.

1.7 Exhibits. Attached hereto and deemed to be incorporated into and form part of this Agreement as Exhibit A is the Plan of Arrangement.

ARTICLE 2

ARRANGEMENT

2.1 Arrangement. The parties agree to effect the Arrangement pursuant to the Arrangement Provisions on the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

2.2 Effective Date of Arrangement. The Arrangement will become effective on the Effective Date, commencing at the Effective Time, as set out in the Plan of Arrangement.

2.3 Commitment to Effect. Subject to termination of this Agreement pursuant to Article 6, the parties will each use all reasonable efforts and do all things reasonably required to cause the conditions described in Section 5.1 to be complied with prior to the Effective Date. Without limiting the generality of the foregoing, the parties will proceed forthwith to apply for the Interim Order and New Pacific will call the Meeting and mail the Information Circular to the New Pacific Shareholders.

2.4 Filing of Final Order. Subject to the rights of termination contained in Article 6 upon the New Pacific Shareholders approving the Arrangement by special resolution in accordance with the provisions of the Interim Order and the BCBCA, New Pacific obtaining the Final Order and the other conditions contained in Article 5 being complied with or waived, New Pacific on its behalf and on behalf of Whitehorse will file with the Registrar:

(a) the records and information required by the Registrar pursuant to the Arrangement Provisions; and

(b) a copy of the Final Order.

2.5 U.S. Securities Law Matters. The parties agree that the Arrangement will be carried out with the intention that the New Pacific Shares and Spin-Out Shares delivered or deemed to be delivered upon completion of the Arrangement to New Pacific Shareholders will be issued and distributed, respectively, by New Pacific in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act, the parties agree that the Arrangement will be carried out on the following basis:

(a) the Arrangement will be subject to the approval of the Court and the Court will hold a hearing approving the fairness of the terms and conditions of the Arrangement;

(b) prior to the hearing required to approve the Arrangement, the Court will be advised as to the intention of the parties to rely on the exemption under Section 3(a)(10) of the U.S. Securities Act;

(c) the Court will be required to satisfy itself as to the substantive and procedural fairness of the terms and conditions of the Arrangement to the New Pacific Shareholders subject to the Arrangement;

(d) New Pacific will ensure that each New Pacific Shareholder entitled to receive New Pacific Shares and Spin-Out Shares on completion of the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(e) the New Pacific Shareholders entitled to receive New Pacific Shares and Spin-Out Shares on completion of the Arrangement will be advised that such New Pacific Shares and Spin-Out Shares issued in the Arrangement have not been registered under the U.S. Securities Act and will be issued in reliance on the exemption under Section 3(a)(10) of the U.S. Securities Act;

(f) the Final Order approving the Arrangement that is obtained from the Court will expressly state that the terms and conditions of the Arrangement is approved by the Court as being fair, substantively and procedurally, to the New Pacific Shareholders;

(g) the Interim Order approving the Meeting will specify that each New Pacific Shareholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as the New Pacific Shareholder enters an appearance within a reasonable time and in accordance with the requirements of Section 3(a)(10) under the U.S. Securities Act; and

(h) the Final Order shall include a statement substantially to the following effect:

"This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that Act, regarding the issuance or deemed issuance of New Pacific Shares and Spin-Out Shares pursuant to the Plan of Arrangement."

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties. Each of the parties hereby represents and warrants to the other party that:

(a) it is a corporation duly incorporated and validly subsisting under the laws of its jurisdiction of incorporation, and has full capacity and authority to enter into this Agreement and to perform its covenants and obligations hereunder;

(b) it has taken all corporate actions necessary to authorize the execution and delivery of this Agreement and to consummate the transactions contemplated herein and this Agreement has been duly executed and delivered by it;

(c) neither the execution and delivery of this Agreement nor the performance of any of its covenants and obligations hereunder will constitute a material default under, or be in any material contravention or breach of (i) any provision of its Constating Documents or other governing corporate documents, (ii) any judgment, decree, order, law, statute, rule or regulation applicable to it, or (iii) any agreement or instrument to which it is a party or by which it is bound; and

(d) no dissolution, winding up, bankruptcy, liquidation or similar proceedings has been commenced or are pending or proposed in respect of it.

ARTICLE 4

COVENANTS

4.1 Covenants. Each of the parties covenants with the other that it will do and perform all such acts and things, and execute and deliver all such agreements, assurances, notices and other documents and instruments, as may reasonably be required to facilitate the carrying out of the intent and purpose of this Agreement.

4.2 Interim Order and Final Order. The parties acknowledge that New Pacific will apply to and obtain from the Court, pursuant to the Arrangement Provisions, the Interim Order providing for, among other things, the calling and holding of the Meeting for the purpose of considering and, if deemed advisable, approving and adopting the Arrangement Resolution. The parties each covenant and agree that if the approval of the Arrangement by the New Pacific Shareholders as set out in Section 5.1(b) is obtained, New Pacific will thereafter (subject to the exercise of any discretionary authority granted to New Pacific's directors) take the necessary actions to submit the Arrangement to the Court for approval and apply for the Final Order and, subject to compliance with any of the other conditions provided for in Article 5 and to the rights of termination contained in Article 6, file the material described in Section 2.4 with the Registrar.

4.3 Tax-Related Post-Closing Covenants.

(a) Each of the parties covenants and agrees with and in favour of the other that it will cooperate in the preparation and filing, in the form and within the time limits prescribed or otherwise contemplated in the Tax Act or other applicable tax law, of all tax returns, filings, notifications, designations and elections under the Tax Act in respect of the transactions contemplated in the Plan of Arrangement and this Agreement (and any similar tax returns, filings, elections, notifications or designations that may be required under applicable provincial or foreign legislation).

(b) Whitehorse will elect, in its return of income filed under the Tax Act for its first taxation year, to be deemed to be a "public corporation", within the meaning of the Tax Act, from the date of its incorporation until the time it becomes a public corporation by virtue of the listing of the Whitehorse Shares on the TSXV as contemplated in Section 5.1(f), such election to be made pursuant to the post- amble of the definition of "public corporation" in subsection 89(1) of the Tax Act.

ARTICLE 5

CONDITIONS

5.1 Conditions Precedent. The respective obligations of the parties to complete the transactions contemplated by this Agreement will be subject to the satisfaction of the following conditions:

(a) the Interim Order will have been granted in form and substance satisfactory to New Pacific;

(b) the Arrangement Resolution, with or without amendment, will have been approved and adopted at the Meeting by the New Pacific Shareholders in accordance with the Arrangement Provisions, the Constating Documents of New Pacific, the Interim Order and the requirements of any applicable regulatory authorities;

(c) the Whitehorse Financing Resolution, with or without amendment, will have been approved and adopted at the Meeting by the Disinterested New Pacific Shareholders in accordance with the Constating Documents of New Pacific and subject to the requirements of the TSX;

(d) the Final Order will have been obtained in form and substance satisfactory to each of New Pacific and Whitehorse;

(e) the TSX will have approved (i) the Arrangement, including the substitutional listing of the New Pacific Shares as of the effective time of Section 3.1(e)(i) of the Plan of Arrangement, and (ii) the Whitehorse Financing (subject to standard post- closing conditions imposed by the TSX in similar circumstances);

(f) the TSXV will have approved the listing of the Whitehorse Shares as of the effective time of Section 3.1(e)(ii) of the Plan of Arrangement (subject to standard post-closing listing conditions imposed by the TSXV in similar circumstances);

(g) the Whitehorse Financing will have been completed prior to the Effective Time;

(h) Whitehorse will have fully repaid the principal amount and any accrued interest under the New Pacific–Whitehorse Debt and such debt will have been extinguished and the parties will have confirmed that there is no inter-company debt existing between New Pacific and each of Whitehorse and Tagish Lake as of the Effective Time;

(i) if requested by New Pacific pursuant to the Share Exchange Agreement, New Pacific and Whitehorse will have jointly made and filed the election in the prescribed form and manner pursuant to Section 85(1) of the Tax Act as contemplated in the Share Exchange Agreement prior to the Effective Time;

(j) all other consents, orders, regulations and approvals, including regulatory and judicial approvals and orders required or necessary or desirable for the completion of the transactions provided for in this Agreement and the Plan of Arrangement will have been obtained or received from the Persons, authorities or bodies having jurisdiction in the circumstances each in form acceptable to New Pacific and Whitehorse;

(k) there will not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement and the Plan of Arrangement;

(l) no law, regulation or policy will have been proposed, enacted, promulgated or applied which interferes or is inconsistent with the completion of the Arrangement and Plan of Arrangement, including any material change to the Tax Act or other income tax laws of Canada, which would reasonably be expected to have a material adverse effect on any of New Pacific, the New Pacific Shareholders, Whitehorse or holders of Whitehorse Shares if the Arrangement is completed;

(m) notices of dissent pursuant to Article 5 of the Plan of Arrangement will not have been delivered by New Pacific Shareholders holding greater than 5% of the outstanding New Pacific Existing Shares; and

(n) this Agreement will not have been terminated under Article 6.

Except for the conditions set forth in Sections 5.1(a), (b), (d), (e)(i), (f) and (m), which may not be waived, any of the other conditions in this Section 5.1 may be waived by either New Pacific or Whitehorse at its discretion.

5.2 Pre-Closing. Unless this Agreement is terminated earlier pursuant to the provisions hereof, pre-closing will occur electronically on the Business Day immediately preceding the Effective Date at such time or on such other date as the parties may mutually agree, and each of them will deliver to the other:

(a) the documents required to be delivered by it hereunder to complete the transactions contemplated hereby, provided that each such document required to be dated the Effective Date will be dated as of, or become effective on, the Effective Date at the time specified in the Plan of Arrangement and will be held in escrow to be released upon the occurrence of the Effective Date; and

(b) written confirmation as to the satisfaction or waiver by it of the conditions in its favour contained in this Agreement.

5.3 Merger of Conditions. The conditions set out in Section 5.1 will be conclusively deemed to have been satisfied, waived or released upon the occurrence of the Effective Date.

5.4 Merger of Representations, Warranties and Certain Covenants. The representations and warranties in Section 3.1 will be conclusively deemed to be correct as of the Effective Date and the covenants in Section 4.1 will be conclusively deemed to have been complied with in all respects as of the Effective Date, and each will accordingly merge in and not survive the effectiveness of the Arrangement.

ARTICLE 6

AMENDMENT AND TERMINATION

6.1 Amendment. Subject to any mandatory applicable restrictions under the Arrangement Provisions or the Final Order, this Agreement, including the Plan of Arrangement, may at any time and from time to time before or after the holding of the Meeting, but prior to the Effective Date, be amended by the written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of the New Pacific Shareholders.

6.2 Termination. Subject to Section 6.3, this Agreement may at any time before or after the holding of the Meeting, and before or after the granting of the Final Order, but in each case prior to the Effective Date, be terminated by direction of the Board of Directors of New Pacific without further action on the part of the New Pacific Shareholders and nothing expressed or implied herein or in the Plan of Arrangement will be construed as fettering the absolute discretion by the Board of Directors of New Pacific to elect to terminate this Agreement and discontinue efforts to effect the Arrangement for whatever reasons it may consider appropriate.

6.3 Cessation of Right. The right of New Pacific or Whitehorse or any other party to amend or terminate the Plan of Arrangement pursuant to Section 6.1 and Section 6.2 will be extinguished upon the occurrence of the Effective Date.

ARTICLE 7

GENERAL

7.1 Notices. All notices which may or are required to be given pursuant to any provision of this Agreement will be given or made in writing and will be delivered or sent by electronic mail, addressed as follows:

in the case of New Pacific:

1750 - 1066 West Hastings Street

Vancouver, British Columbia

V6E 3X1

Attention:	Mark Cruise
Email:	Redacted: Personal Information

in the case of Whitehorse:

1750 - 1066 West Hastings Street

Vancouver, British Columbia

V6E 3X1

Attention:	Kevin Weston
Email:	Redacted: Personal Information

in each case with a copy to:

Bennett Jones LLP

Suite 2400 - 666 Burrard Street

Vancouver, British Columbia

V6C 2X8

Attention:	Kwang Lim
Email:	Redacted: Personal Information

7.2 Assignment. Neither of the parties may assign its rights or obligations under this Agreement or the Arrangement without the prior written consent of the other.

7.3 Binding Effect. This Agreement and the Arrangement will be binding upon and will enure to the benefit of the parties and their respective successors and permitted assigns.

7.4 Waiver. Any waiver or release of the provisions of this Agreement, to be effective, must be in writing and executed by the party granting such waiver or release.

7.5 Governing Law. This Agreement will be governed by and be construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

7.6 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original but all of which together will constitute one and the same instrument.

7.7 Expenses. All expenses incurred by a party in connection with this Agreement, the Arrangement and the transactions contemplated hereby and thereby will be borne by the party that incurred the expense or as otherwise mutually agreed by the parties.

7.8 Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties.

7.9 Time of Essence. Time is of the essence of this Agreement.

(Remainder of page left intentionally blank. Signature page follows.)

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

NEW PACIFIC METALS CORP.

By:     (signed) "Mark Cruise"

Authorized Signatory

WHITEHORSE GOLD CORP.

By:     (signed) "Kevin Weston"

Authorized Signatory

EXHIBIT A

TO THE ARRANGEMENT AGREEMENT

DATED AS OF THE 25th DAY OF AUGUST, 2020 BETWEEN

NEW PACIFIC METALS CORP. AND WHITEHORSE GOLD

CORP.

PLAN OF ARRANGEMENT UNDER PART 9, DIVISION 5 OF

THE BUSINESS CORPORATIONS ACT (BRITISH

COLUMBIA)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1 Definitions. In this plan of arrangement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms will have the following meanings:

(a) "Arrangement" means the arrangement pursuant to the Arrangement Provisions on the terms and conditions set out herein;

(b) "Arrangement Agreement" means the arrangement agreement dated as of August 25, 2020 between New Pacific and Whitehorse, as may be supplemented or amended from time to time;

(c) "Arrangement Provisions" means Part 9, Division 5 of the BCBCA;

(d) "BCBCA" means the Business Corporations Act, S.B.C. 2002, c. 57, as amended;

(e) "Board of Directors" means the current board of directors of New Pacific;

(f) "Business Day" means a day which is not a Saturday, Sunday or statutory holiday in Vancouver, British Columbia;

(g) "Court" means the Supreme Court of British Columbia;

(h) "Depositary" means Computershare Investor Services Inc., or such other depositary as New Pacific may determine;

(i) "Dissent Procedures" means the rules pertaining to the exercise of Dissent Rights as set forth in Division 2 of Part 8 of the BCBCA and Article 5 of this Plan of Arrangement;

(j) "Dissent Rights" means the rights of a registered New Pacific Shareholder to dissent from the Arrangement Resolution in accordance with the provisions of the BCBCA, as modified by the Interim Order, and to be paid the fair value of the New Pacific Existing Shares in respect of which the holder dissents;

(k) "Dissent Shares" means all New Pacific Existing Shares held by New Pacific Dissenting Shareholders at the Effective Time and in respect of which Dissent Rights were validly exercised;

(l) "Effective Date" means the date that the Arrangement becomes effective as agreed to by New Pacific and Whitehorse in accordance with the Final Order;

(m) "Effective Time" means such time on the Effective Date as agreed to by New Pacific and Whitehorse;

(n) "Encumbrance" means any lien, charge, claim, adverse interest, security interest, third party right or encumbrance of any kind or nature;

(o) "Final Order" means the final order of the Court approving the Arrangement;

(p) "FMV Reduction of a New Pacific Share" means the reduction in the fair market value of a New Pacific Existing Share, immediately prior to the Effective Time, as compared to a New Pacific Share, that arises solely as a result of the distribution by New Pacific of the Spin-Out Shares pursuant to Section 3.1(d)(ii) of this Plan of Arrangement, and which will be calculated by subtracting (i) the volume weighted average trading price of a New Pacific Share on the TSX for a five-day trading period commencing on the first trading day upon which the New Pacific Shares commence trading on the TSX after the Effective Date from (ii) the volume weighted average trading price of a New Pacific Existing Share on the TSX for a five-day trading period ending immediately before the Effective Date, subject to any requirements of the TSX;

(q) "Information Circular" means the management information circular of New Pacific, including all schedules thereto, to be sent to the New Pacific Shareholders in connection with the Meeting, together with any amendments or supplements thereto;

(r) "Interim Order" means the interim order of the Court providing advice and directions in connection with the Meeting and the Arrangement;

(s) "Letter of Transmittal" means the letter of transmittal in respect of the Arrangement to be sent to New Pacific Shareholders together with the Information Circular;

(t) "Meeting" means the annual general and special meeting of the New Pacific Shareholders and any adjournments thereof to be held to, among other things, consider and, if deemed advisable, approve the Arrangement;

(u) "New Pacific" means New Pacific Metals Corp., a company existing under the BCBCA;

(v) "New Pacific Class A Shares" means the New Pacific Existing Shares after they have been re-named and re-designated as "Class A common shares without par value" pursuant to Section 3.1(b) of this Plan of Arrangement;

(w) "New Pacific Dissenting Shareholder" means a registered holder of New Pacific Existing Shares who is entitled to and does validly dissent in respect of the Arrangement in strict compliance with the Dissent Procedures, and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights at the Effective Time, but only with respect to the New Pacific Existing Shares in respect of which Dissent Rights are validly exercised by such registered holder;

(x) "New Pacific Existing Shares" means the common shares without par value in the capital of New Pacific, as they exist immediately prior to the Effective Time;

(y) "New Pacific Shareholder" means a registered or beneficial holder of New Pacific Existing Shares or New Pacific Class A Shares, as the context requires;

(z) "New Pacific Shares" means the common shares without par value in the capital of New Pacific, to be created pursuant to Section 3.1(c) of this Plan of Arrangement, and to be issued to the New Pacific Shareholders pursuant to Section 3.1(d)(i) of this Plan of Arrangement;

(aa) "Omnibus Plan" means the existing share based compensation plan of New Pacific as updated and amended from time to time;

(bb) "Option" means an option to purchase New Pacific Existing Shares granted pursuant to the Omnibus Plan which is outstanding as of the Effective Time;

(cc) "Plan of Arrangement" means this plan of arrangement, as the same may be amended from time to time;

(dd) "Registrar" means the Registrar of Companies under the BCBCA;

(ee) "Replacement Option" means an option to purchase a New Pacific Share granted by New Pacific to a holder of an Option in accordance with Section 3.1(f) of this Plan of Arrangement, with the exercise price of each such Replacement Option determined in accordance with this Plan of Arrangement and the other terms and conditions of each such Replacement Option determined in accordance with the Omnibus Plan and any agreements thereunder including, where necessary, appropriate adjustments to any performance-based or other vesting conditions, as such plan and agreements may be amended by the board of directors of New Pacific or a committee thereof;

(ff) "RSU" means a restricted share unit of New Pacific granted pursuant to the Omnibus Plan which is outstanding as of the Effective Time;

(gg) "Spin-Out Shares" means that number of Whitehorse Shares held by New Pacific immediately prior to Section 3.1(d) of this Plan of Arrangement, to be distributed to the New Pacific Shareholders pursuant to Section 3.1(d)(ii) of this Plan of Arrangement;

(hh) "Tax Act" means the Income Tax Act (Canada), R.S.C. 1985 (5th Supp.) c.1, as amended;

(ii) "TSX" means the Toronto Stock Exchange;

(jj) "TSXV" means the TSX Venture Exchange;

(kk) "U.S. Securities Act" means the United States Securities Act of 1933, as amended;

(ll) "Whitehorse" means Whitehorse Gold Corp., a company incorporated under the BCBCA; and

(mm) "Whitehorse Shares" means the common shares without par value in the capital of Whitehorse.

1.2 Interpretation Not Affected by Headings. The division of this Plan of Arrangement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise specifically indicated, the terms "this Plan of Arrangement", "hereof", "hereunder" and similar expressions refer to this Plan of Arrangement as a whole and not to any particular article, section, subsection, paragraph or subparagraph and include any agreement or instrument supplementary or ancillary hereto.

1.3 Number and Gender. Unless the context otherwise requires, words importing the singular number only will include the plural and vice versa, words importing the use of either gender will include both genders and neuter and words importing persons will include firms and corporations.

1.4 Meaning. Words and phrases used herein and defined in the BCBCA will have the same meaning herein as in the BCBCA, except as otherwise provided or unless the context otherwise requires.

1.5 Date for any Action. If any date on which any action is required to be taken under this Plan of Arrangement is not a Business Day, such action will be required to be taken on the next succeeding Business Day.

1.6 Governing Law. This Plan of Arrangement will be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1 Arrangement Agreement. This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

2.2 Arrangement Effectiveness. The Arrangement and this Plan of Arrangement will become final and conclusively binding on New Pacific, the New Pacific Shareholders (including New Pacific Dissenting Shareholders), the holders of Options, the holders of RSUs and holders of Whitehorse Shares commencing at the Effective Time without any further act or formality as required on the part of any person, except as expressly provided herein. New Pacific and Whitehorse shall execute a certificate confirming the Effective Date and the Effective Time.

ARTICLE 3

THE ARRANGEMENT

3.1 The Arrangement. Commencing at the Effective Time, each of the steps, events or transactions set out below shall, except for steps, events or transactions deemed to occur concurrently with other steps, events or transactions as set out below, occur and shall be deemed to occur consecutively in ten minute intervals in the following order (or in such other manner, order or times as the parties to the Arrangement Agreement may agree in writing) without any further act or formality, except as otherwise provided herein:

(a) Each New Pacific Existing Share held by a New Pacific Dissenting Shareholder shall be, and shall be deemed to have been, transferred by the holder thereof to, and acquired for cancellation, by New Pacific (free and clear of any Encumbrances), and:

(i) such New Pacific Dissenting Shareholders shall cease to be holders of such New Pacific Existing Shares and to have any rights as New Pacific Shareholders other than the right to be paid fair value for such New Pacific Existing Shares by New Pacific in accordance with Article 5 of this Plan of Arrangement;

(ii) all such New Pacific Existing Shares so transferred to New Pacific pursuant to this Section 3.1(a) shall be cancelled;

(iii) the balance of the capital account maintained by New Pacific in respect of the New Pacific Existing Shares shall be reduced by an amount equal to the product obtained when (A) the balance of the capital account maintained by New Pacific in respect of the New Pacific Existing Shares immediately prior to the effective time of this Section 3.1(a) is multiplied by (B) a fraction, the numerator of which is the number of New Pacific Existing Shares surrendered and cancelled pursuant to this Section 3.1(a), and the denominator of which is the number of New Pacific Existing Shares outstanding immediately prior to the effective time of this Section 3.1(a); and

(iv) such New Pacific Dissenting Shareholders' names shall be removed from the register of holders of New Pacific Existing Shares maintained by or on behalf of New Pacific as it relates to the New Pacific Existing Shares so transferred.

(b) The authorized share structure, Notice of Articles and Articles of New Pacific shall be amended to re-name and re-designate the New Pacific Existing Shares as "Class A common shares without par value", being the New Pacific Class A Shares, and to create special rights and restrictions attached thereto to provide the holders thereof with two votes in respect of each New Pacific Class A Share held, and, concurrently therewith, outside of and not as part of this Plan of Arrangement, the New Pacific Class A Shares will be represented for listing purposes on the TSX by the continued listing of the New Pacific Existing Shares.

(c) In conjunction with the reorganization of the capital of New Pacific contemplated in this Section 3.1, the authorized share structure, Notice of Articles and Articles of New Pacific shall be amended to create and authorize the issuance of (in addition to the shares it is authorized to issue immediately before such amendment) an additional class of shares to be designated as "Common Shares without par value", being the New Pacific Shares, which shares shall be unlimited in number and have terms and special rights and restrictions identical to those of the New Pacific Existing Shares immediately prior to giving effect to Section 3.1(b) of this Plan of Arrangement.

(d) Pursuant to a reorganization of the capital of New Pacific contemplated in this Section 3.1, all New Pacific Class A Shares outstanding immediately after giving effect to Section 3.1(b) of this Plan of Arrangement shall be, and shall be deemed to be, simultaneously surrendered and transferred by the holder thereof to New Pacific (free and clear of any Encumbrances), and in sole exchange therefor New Pacific shall:

(i) issue to the New Pacific Shareholders one New Pacific Share for each New Pacific Class A Share so exchanged; and

(ii) subject to Section 3.2 of this Plan of Arrangement, distribute to the New Pacific Shareholders the Spin-Out Shares held by New Pacific (other than any Spin-Out Shares set aside pursuant to Section 5.3), pro rata to the number of New Pacific Class A Shares held by them and surrendered to New Pacific pursuant to this Section 3.1(d);

and:

(iii) such New Pacific Shareholders shall cease to be holders of such New Pacific Class A Shares or have any rights as holders of New Pacific Class A Shares and shall be removed from the register of holders of New Pacific Class A Shares maintained by or on behalf of New Pacific;

(iv) all such New Pacific Class A Shares so transferred to New Pacific pursuant to this Section 3.1(d) shall be cancelled;

(v) such New Pacific Shareholders' names shall be added to the register of holders of New Pacific Shares maintained by or on behalf of New Pacific;

(vi) New Pacific shall cease to be a holder of the Spin-Out Shares distributed pursuant to Section 3.1(d)(ii) of this Plan of Arrangement and shall be removed from the register of holders of Whitehorse Shares maintained by or on behalf of Whitehorse; and

(vii) such New Pacific Shareholders' names shall be added as holders to the register of holders of Whitehorse Shares, to the extent of the Spin-Out Shares, maintained by or on behalf of Whitehorse, and in connection therewith, the balance in the capital account maintained by New Pacific in respect of the New Pacific Class A Shares shall be reduced to nil and the balance of the capital account maintained by New Pacific in respect of the New Pacific Shares shall be increased by an amount equal to the "paid-up capital" (as determined for purposes of the Tax Act) of the New Pacific Class A Shares immediately prior to this Section 3.1(d) minus the fair market value of the Spin- Out Shares distributed pursuant to this Section 3.1(d). For greater certainty, the exchange of New Pacific Class A Shares for New Pacific Shares and the Spin-Out Shares pursuant to this Section 3.1(d) is intended to be governed by section 86 of the Tax Act.

(e) Concurrently with Section 3.1(d) of this Plan of Arrangement, outside of and not as part of this Plan of Arrangement:

(i) the New Pacific Existing Shares (representing for listing purposes the New Pacific Class A Shares) will be delisted from the TSX and the New Pacific Shares will be, simultaneously and without interruption, listed for trading on the TSX (subject to standard post-closing listing conditions imposed by the TSX in similar circumstances); and

(ii) the Whitehorse Shares will be listed for trading on the TSXV (subject to standard post-closing listing conditions imposed by the TSXV in similar circumstances).

(f) Concurrently with Section 3.1(d) of this Plan of Arrangement, pursuant to and in accordance with the Omnibus Plan, and in order to reflect the FMV Reduction of a New Pacific Share, each Option outstanding immediately prior to this Section 3.1(f) shall be, and shall be deemed to be, simultaneously surrendered and transferred by the holder thereof to New Pacific (free and clear of any Encumbrances), and as the sole consideration therefor, New Pacific shall grant to such holders thereof a number of Replacement Options (with the aggregate number of Replacement Options being rounded down to the nearest whole number), such that, for each New Pacific Existing Share the holder would have been entitled to acquire under the Option, the holder will instead be entitled to acquire one New Pacific Share pursuant to the corresponding Replacement Option for an exercise price (within the meaning of the Omnibus Plan) (rounded up to the nearest cent) that has been reduced to reflect the FMV Reduction of a New Pacific Share, provided that, for greater certainty:

(i) the exercise price of the Replacement Option shall be further adjusted to the extent, if any, required to ensure that (A) the amount by which the total value of the New Pacific Shares which may be acquired under the Replacement Option exceeds the aggregate exercise price payable thereunder, determined immediately after this Section 3.1(f), does not exceed (B) the amount by which the total value of the New Pacific Existing Shares which could be acquired under the Option exceeds the aggregate exercise price payable thereunder, determined immediately prior to this Section 3.1(f);

(ii) the holder of an Option will receive no consideration other than the Replacement Option in respect of the transfer of the Option pursuant to this Section 3.1(f);

(iii) no Replacement Options will be exercisable until after the date that is after five trading days following the date the New Pacific Shares appear on the TSX's publicly disseminated trading list;

(iv) the other terms and conditions of the Replacement Option will be identical to the Option so exchanged; and

(v) the Options so transferred to New Pacific pursuant to this Section 3.1(f) shall be cancelled.

For greater certainty, the exchange of the Options for Replacement Options pursuant to this Section 3.1(f) is intended to be governed by subsection 7(1.4) of the Tax Act.

(g) Concurrently with Section 3.1(d), pursuant to and in accordance with the Omnibus Plan, the notional account maintained by New Pacific for each Participant (within the meaning of the Omnibus Plan) pursuant to the Omnibus Plan shall be adjusted such that the aggregate number of RSUs credited to each such Participant as of immediately prior to this Section 3.1(g) shall be proportionately increased (and rounded down to the nearest whole number) by crediting the Participant with additional RSUs to reflect the FMV Reduction of a New Pacific Share, and the "Share" as defined in the Omnibus Plan applicable to each RSU shall refer to a New Pacific Share in place of a New Pacific Existing Share; and further provided that all other terms and conditions of the RSUs as adjusted pursuant to this Section 3.1(g) shall be identical to the non-adjusted RSUs.

(h) The authorized share structure, Notice of Articles and Articles of New Pacific will be amended by eliminating the New Pacific Class A Shares and deleting the special rights and restrictions attached thereto, such that, following such amendment, New Pacific will be authorized to issue an unlimited number of New Pacific Shares.

(i) Any remaining Spin-Out Shares (including any portion or fraction of a Spin-Out Share) registered in the name of New Pacific (excluding, for the avoidance of doubt, any Spin-Out Shares distributed by New Pacific pursuant to Section 3.1(d)(ii) of this Plan of Arrangement or set aside pursuant to Section 5.3 of this Plan of Arrangement) shall be surrendered by New Pacific to Whitehorse (free and clear of all Encumbrances) for cancellation without any payment or repayment of capital in respect thereof, and upon such surrender, New Pacific shall be removed from the register of holders of Whitehorse Shares maintained by or on behalf of Whitehorse in respect of such Spin-Out Shares.

3.2 No Fractional Shares. Notwithstanding any other provision of this Plan of Arrangement, no fractional Spin-Out Shares will be distributed by New Pacific pursuant to Section 3.1(d)(ii) of the Plan of Arrangement. If a New Pacific Shareholder would, but for this Section 3.2, otherwise be entitled under this Plan of Arrangement to receive a fractional Spin- Out Share, the number of Spin-Out Shares actually distributable to such New Pacific Shareholder shall, notwithstanding any other provision of this Plan of Arrangement, be rounded down to the next lower whole number, and the fractional entitlement shall be cancelled without any compensation or other consideration therefor. For greater certainty, in calculating such fractional interests, all fractional entitlements of any particular New Pacific Shareholder shall be aggregated prior to rounding.

3.3 Deemed Fully Paid and Non-Assessable Shares. All New Pacific Shares and New Pacific Class A Shares issued pursuant hereto will be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes of the BCBCA.

3.4 Supplementary Actions. Notwithstanding that the transactions and events set out in Section 3.1 of this Plan of Arrangement will occur and will be deemed to occur in the chronological or concurrent order therein set out without any act or formality, each of New Pacific and Whitehorse will be required to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required to give effect to, or further document or evidence, any of the transactions or events set out in Section 3.1 of this Plan of Arrangement, including, without limitation, any resolutions of directors authorizing the issue, transfer or redemption of shares, any share transfer powers evidencing the transfer of shares and any receipt therefor, any necessary additions to or deletions from share registers, and agreements for stock options.

3.5 Withholding. Each of New Pacific, Whitehorse and the Depositary will be entitled to deduct and withhold from any cash payment or any issue, transfer or distribution of New Pacific Shares or Spin-Out Shares made pursuant to this Plan of Arrangement such amounts as may be required to be deducted and withheld pursuant to the Tax Act or any other applicable law, and any amount so deducted and withheld will be deemed for all purposes of this Plan of Arrangement to be paid, issued, transferred or distributed to the person entitled thereto under the Plan of Arrangement, provided such amount is remitted to the appropriate governmental authority. Without limiting the generality of the foregoing, any New Pacific Shares or Spin-Out Shares so deducted and withheld may be sold on behalf of the person entitled to receive them for the purpose of generating cash proceeds, net of brokerage fees and other reasonable expenses, sufficient to satisfy all remittance obligations relating to the required deduction and withholding, and any cash remaining after such remittance will be paid to the person forthwith.

3.6 U.S. Securities Law Matters. The Court is advised that the Arrangement will be carried out with the intention that the New Pacific Shares issued and Spin-Out Shares distributed by New Pacific on completion of the Arrangement will be issued and distributed, respectively, in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act.

ARTICLE 4

CERTIFICATES

4.1 New Pacific Class A Shares. Recognizing that the New Pacific Existing Shares will be re-named and re-designated as New Pacific Class A Shares pursuant to Section 3.1(b) of this Plan of Arrangement and that the New Pacific Class A Shares will be exchanged for New Pacific Shares pursuant to Section 3.1(d) of this Plan of Arrangement, New Pacific will not issue replacement share certificates representing the New Pacific Class A Shares.

4.2 Spin-Out Share Certificates. As soon as practicable following the Effective Date, Whitehorse will deliver or cause to be delivered to the Depositary certificates representing the Spin-Out Shares of which each former registered holder of New Pacific Existing Shares will be the registered holder of in accordance with the provisions of Section 3.1(d) of this Plan of Arrangement, which certificates will be held by the Depositary as agent and nominee for such holders for distribution thereto in accordance with the provisions of Section 6.1 of this Plan of Arrangement.

4.3 New Pacific Share Certificates. As soon as practicable following the Effective Date, New Pacific will deliver or cause to be delivered to the Depositary certificates representing the New Pacific Shares issued to former registered holders of New Pacific Existing Shares in accordance with the provisions of Section 3.1(d) of this Plan of Arrangement, which certificates will be held by the Depositary as agent and nominee for such holders for distribution thereto in accordance with the provisions of Section 6.1 of this Plan of Arrangement.

4.4 Option Grant Agreements. Any grant agreement, certificate or other documentation previously evidencing an Option shall, following the effective time of Section 3.1(f) of this Plan of Arrangement, evidence and be deemed to evidence a Replacement Option without any further action required of New Pacific or the holder thereof.

ARTICLE 5

RIGHTS OF DISSENT

5.1 Dissent Right. Registered holders of New Pacific Existing Shares may exercise Dissent Rights with respect to their New Pacific Existing Shares in connection with the Arrangement pursuant to the Interim Order and in the manner set forth in the Dissent Procedures, as they may be amended by the Interim Order, Final Order or any other order of the Court, and provided that such dissenting New Pacific Shareholder delivers a written notice of dissent to New Pacific at least two Business Days before the day of the Meeting or any adjournment or postponement thereof.

5.2 Dealing with Dissent Shares. New Pacific Shareholders who duly exercise Dissent Rights with respect to their Dissent Shares and who:

(a) are ultimately entitled to be paid fair value for their Dissent Shares will be deemed to have transferred their Dissent Shares to New Pacific for cancellation as of the effective time of Section 3.1(a) of this Plan of Arrangement; or

(b) for any reason are ultimately not entitled to be paid for their Dissent Shares, will be deemed to have participated in the Arrangement on the same basis as a non- dissenting New Pacific Shareholder and will be entitled to receive only the securities contemplated in Section 3.1 hereof that such New Pacific Shareholder would have received pursuant to the Arrangement if such New Pacific Shareholder had not exercised Dissent Rights, but in no case will New Pacific be required to recognize such persons as holding New Pacific Existing Shares on or after the Effective Date.

5.3 Reservation of Spin-Out Shares. If a New Pacific Shareholder exercises Dissent Rights, New Pacific will, on the Effective Date, set aside and not distribute that number of whole Spin-Out Shares which are attributable to the New Pacific Existing Shares for which Dissent Rights have been exercised. If such dissenting New Pacific Shareholder is ultimately not entitled to be paid for their Dissent Shares, New Pacific will distribute to such dissenting New Pacific Shareholder his, her or its pro rata portion of the Spin-Out Shares. If such dissenting New Pacific Shareholder duly complies with the Dissent Procedures and is ultimately entitled to be paid for their Dissent Shares, then New Pacific will retain the portion of the Spin-Out Shares attributable to such dissenting New Pacific Shareholder and such Spin- Out Shares shall be surrendered by New Pacific to Whitehorse (free and clear of all Encumbrances) for cancellation without any payment or repayment of capital in respect thereof, and upon such surrender, New Pacific shall be removed from the register of holders of Whitehorse Shares maintained by or on behalf of Whitehorse.

ARTICLE 6

DELIVERY OF SHARES

6.1 Delivery of Shares.

(a) Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding New Pacific Existing Shares, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefor, and the Depositary will deliver to such holder following the Effective Time, a certificate representing the New Pacific Shares and a certificate representing the Spin-Out Shares that such holder is entitled to receive in accordance with Section 3.1(d) of this Plan of Arrangement.

(b) After the Effective Time and until surrendered for cancellation as contemplated by Section 6.1(a) of this Plan of Arrangement, each certificate that immediately prior to the Effective Time represented one or more New Pacific Existing Shares will be deemed at all times to represent only the right to receive in exchange therefor a certificate representing the New Pacific Shares and a certificate representing the Spin-Out Shares that such holder is entitled to receive in accordance with Section 3.1(d) of this Plan of Arrangement.

6.2 Lost Certificates. If any certificate that immediately prior to the Effective Time represented one or more outstanding New Pacific Existing Shares that were exchanged for New Pacific Shares and Spin-Out Shares in accordance with Section 3.1(d) of this Plan of Arrangement, will have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate, the New Pacific Shares and Spin-Out Shares that such holder is entitled to receive in accordance with Section 3.1(d) of this Plan of Arrangement. When authorizing such delivery of New Pacific Shares and Spin-Out Shares that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom such securities are to be delivered will, as a condition precedent to the delivery of such New Pacific Shares and Spin-Out Shares give a bond satisfactory to New Pacific, Whitehorse and the Depositary in such amount as New Pacific, Whitehorse and the Depositary may direct, or otherwise indemnify New Pacific, Whitehorse and the Depositary in a manner satisfactory to New Pacific, Whitehorse and the Depositary, against any claim that may be made against New Pacific, Whitehorse or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and will otherwise take such actions as may be required by the Articles of New Pacific.

6.3 Distributions with Respect to Unsurrendered Certificates. No dividend or other distribution declared or made after the Effective Time with respect to New Pacific Shares or Spin-Out Shares with a record date after the Effective Time will be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding New Pacific Existing Shares unless and until the holder of such certificate will have complied with the provisions of Section 6.1 or Section 6.2 of this Plan of Arrangement, as applicable. Subject to applicable law and to Section 3.5 of this Plan of Arrangement, at the time of such compliance, there will, in addition to the delivery of the New Pacific Shares and Spin- Out Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such New Pacific Shares and/or Spin-Out Shares, as applicable.

6.4 Limitation and Proscription. To the extent that a former holder of New Pacific Existing Shares will not have complied with the provisions of Section 6.1 or Section 6.2 of this Plan of Arrangement, as applicable, on or before the date that is six years after the Effective Date (the "Final Proscription Date"), then the New Pacific Shares and Spin-Out Shares that such former holder was entitled to receive will be automatically cancelled without any repayment of capital in respect thereof and the New Pacific Shares and Spin-Out Shares to which such former holder of New Pacific Existing Shares was entitled, will be delivered to Whitehorse (in the case of the Whitehorse Shares) or New Pacific (in the case of the New Pacific Shares) by the Depositary and certificates representing such New Pacific Shares and Spin-Out Shares will be cancelled by New Pacific and Whitehorse, as applicable, and the interest of the former holder of New Pacific Existing Shares in such New Pacific Shares and Spin-Out Shares or to which it was entitled will be terminated as of such Final Proscription Date.

6.5 Paramountcy. From and after the Effective Time: (i) this Plan of Arrangement will take precedence and priority over any and all New Pacific Existing Shares, Options and RSUs issued or granted prior to the Effective Time; and (ii) the rights and obligations of the registered holders of New Pacific Existing Shares and of New Pacific, Whitehorse, the Depositary and any transfer agent or other depositary therefor, will be solely as provided for in this Plan of Arrangement.

ARTICLE 7

AMENDMENTS & WITHDRAWAL

7.1 Amendments. New Pacific, in its sole discretion, reserves the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Time provided that any such amendment, modification or supplement must be contained in a written document that is filed with the Court and, if made following the Meeting, approved by the Court.

7.2 Amendments Made Prior to or at the Meeting. Any amendment, modification or supplement to this Plan of Arrangement may be proposed by New Pacific at any time prior to or at the Meeting with or without any prior notice or communication, and if so proposed and accepted by the New Pacific Shareholders voting at the Meeting, will become part of this Plan of Arrangement for all purposes.

7.3 Amendments Made After the Meeting. Any amendment, modification or supplement to this Plan of Arrangement may be proposed by New Pacific after the Meeting but prior to the Effective Time and any such amendment, modification or supplement which is approved by the Court following the Meeting will be effective and will become part of the Plan of Arrangement for all purposes. Notwithstanding the foregoing, any amendment, modification or supplement to this Plan of Arrangement may be made following the granting of the Final Order unilaterally by New Pacific, provided that it concerns a matter which, in the reasonable opinion of New Pacific, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any holder of New Pacific Existing Shares.

7.4 Withdrawal. Notwithstanding any prior approvals by the Court or by New Pacific Shareholders, the Board of Directors may decide not to proceed with the Arrangement and to revoke the Arrangement Resolution at any time prior to the Effective Time, without further approval of the Court or the New Pacific Shareholders.